FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

PolyMet Mining Corp. (the "Company" or "PolyMet") f444 Cedar Street, Suite 2060

St. Paul, MN 55101

2. Date of Material Change

February 27, 2023

3. News Release

On February 27, 2023, the Company issued a news release regarding the launch of the Rights Offering (as defined below), and the entering into of the Standby Purchase Agreement (as defined below) with Glencore AG ("Glencore"). A copy of this news release is attached hereto as Schedule A.

The news release was disseminated through the facilities of a recognized newswire service. A copy of the news release was also filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

4. Summary of Material Change

On February 27, 2023, the Company announced that it has filed a rights offering circular (the "Circular") and rights offering notice (the "Notice") with respect to PolyMet's previously announced offering (the "Rights Offering") of rights ("Rights") to holders of common shares ("Common Shares") of record as of the close of markets on March 10, 2023 (the "Record Date"). The Company also announced that it had entered into a standby purchase agreement with Glencore, the Company's largest shareholder (the "Standby Purchase Agreement"), pursuant to which Glencore, subject to the satisfaction of certain terms and conditions and limitations, agreed to fully backstop the Rights Offering.

5.1 Full Description of Material Change

On February 27, 2023, the Company announced that it had filed the Circular and the Notice with respect to the Rights Offering. The Company also announced that it has entered into the Standby Purchase Agreement pursuant to which, subject to the satisfaction of certain terms and conditions and limitations, Glencore agreed to fully backstop the Rights Offering. Glencore will be entitled to a fee at the closing of the Rights Offering of approximately US$5,862,000 which is equal to 3.0 percent of the total funds committed by Glencore.

By virtue of its approximately 71 percent shareholding in PolyMet, Glencore is a related party to the Company, and the Rights Offering is a related party transaction pursuant to Multilateral Instrument 61- 101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101"). However, the Rights Offering is exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 pursuant to section 5.1(k)(ii) of MI 61-101.

The Rights will trade on the Toronto Stock Exchange ("TSX") under the symbol "POM.RT" commencing on the open of the market on March 9, 2023 and will trade until 12:00 p.m. (Eastern time) on April 4, 2023. The Rights will also trade on the NYSE American under the symbol "PLM.RT" commencing on the open of the market on March 8, 2023 and will be suspended on the NYSE American prior to the markets opening on March 29, 2023. The Rights will expire at 5:00 p.m. (Eastern time) on April 4, 2023 (the "Expiry Time"), after which time unexercised Rights will be void and of no value. Shareholders who fully exercise their Rights under the basic subscription privilege will be entitled to subscribe for additional Common Shares, if available as a result of unexercised Rights prior to the Expiry Time, subject to certain limitations as set out in the Circular. The Company expects to close the Rights Offering on or about April 5, 2023, but in any event no later than April 28, 2023.

The Notice and accompanying Rights direct registration statements (the "Rights DRS") will be mailed to registered Shareholders in the eligible jurisdictions as of the Record Date on or about March 14, 2023. To subscribe for Common Shares, registered Shareholders must mail the completed Rights DRS, together with applicable funds, to the Rights depositary and subscription agent, Computershare Investor Services, Inc., prior to the Expiry Time. Shareholders who hold their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

The Rights Offering, and Glencore's ability and obligation to participate in the Rights Offering, including in respect of the Standby Commitment, is subject to certain conditions.

The Company intends to make available the proceeds of the Rights Offering for: (a) repayment of costs related to the Rights Offering and repayment of all of its unsecured and secured and convertible debt owed to Glencore which, as at January 31, 2023, was US$97 million, with additional interest accruing of approximately US$800,000; (b) funding the Company's portion of the initial work program of NewRange Copper Nickel Joint Venture with Teck American Inc., a subsidiary of Teck Resources Limited; and (c) general corporate purposes.

The full terms of the Standby Purchase Agreement, and the description above, is qualified in its entirety by the full terms of the Standby Purchase Agreement, a copy of which will be made available under the Company's profile on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8. Executive Officer

Patrick Keenan, Executive Vice President and Chief Financial Officer PolyMet Mining Corp.

Telephone: (651) 389-4100

9. Date of Report

February 27, 2023

POLYMET MINING CORP.

Per:	"Patrick Keenan"
Patrick Keenan
Executive Vice President and Chief Financial Officer

Schedule A

444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE

2023-02

PolyMet announces filing of a Rights Offering Circular

St. Paul, Minn., February 27, 2023 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, ("PolyMet" or the "company") today announced that it has filed a rights offering circular (the "Circular") and rights offering notice (the "Notice") with respect to PolyMet's previously announced offering (the "Rights Offering") of rights ("Rights") to holders of common shares ("Common Shares") of record as of the close of markets on March 10, 2023 (the "Record Date").

Pursuant to the Rights Offering, holders of Common Shares ("Shareholders") on the Record Date will receive one (1) right (a "Right") for each Common Share held. Each Right will entitle the Shareholder to subscribe for 0.91068844 Common Share upon payment of a subscription price of US$2.11 per Common Share (the "Rights Price"). No fractional Rights will be issued. No fractional Common Shares will be issued. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares. The company will not be required to issue fractional Common Shares or pay cash in lieu thereof. PolyMet expects to raise approximately US$195,400,000 under the Rights Offering.

The company has also entered into a standby purchase agreement with Glencore AG ("Glencore"), the company's largest shareholder (the "Standby Purchase Agreement"), pursuant to which Glencore, subject to certain terms and conditions and limitations, has agreed to exercise its basic subscription privilege in full and to purchase at the Rights Price, that number of Common Shares, equal to the difference, if any, of (x) the total number of Common Shares offered pursuant to the Rights Offering minus (y) the number of Common Shares subscribed for pursuant to the basic subscription privilege and the additional subscription privilege (the "Standby Commitment"). As a result, subject to the satisfaction of the terms and conditions of the Standby Purchase Agreement, the Rights Offering will be fully backstopped by Glencore. Glencore will be entitled to a fee at the closing of the Rights Offering of approximately US$5,862,000 which is equal to 3.0 percent of the total funds committed by Glencore (based on the assumptions in this news release). Further details on Glencore's holdings in the company are set out below.

The company intends to make available the proceeds of the Rights Offering for: (a) repayment of costs related to the Rights Offering and repayment of all of its unsecured and secured and convertible debt owed to Glencore (the "Glencore Debt") which, as at January 31, 2023, was US$97 million, with additional interest accruing of approximately US$800,000; (b) funding the company's portion of NewRange Copper Nickel LLC, a 50:50 joint venture the company entered into with Teck Resources Limited ("Teck") on February 14, 2023 that places PolyMet's NorthMet resource and Teck's Mesaba resource under single management; and (c) general corporate purposes.

By virtue of its 71 percent shareholding in PolyMet, Glencore is a related party to the company, and the Rights Offering, as a result of the Standby Commitment, is a related party transaction pursuant to Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61- 101"). However, the Rights Offering is exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 pursuant to section 5.1(k)(ii) of MI 61-101.

The Rights will trade on the Toronto Stock Exchange ("TSX") under the symbol "POM.RT" commencing on the open of the market on March 9, 2023 and will trade until 12:00 p.m. (Eastern time) on April 4, 2023. The Rights will also trade on the NYSE American under the symbol "PLM.RT" commencing on the open of the market on March 8, 2023 and will be suspended on the NYSE American prior to the markets opening on April 4, 2023. The Rights will expire at 5:00 p.m. (Eastern time) on April 4, 2023 (the "Expiry Time"), after which time unexercised Rights will be void and of no value. Shareholders who fully exercise their Rights under the basic subscription privilege will be entitled to subscribe for additional Common Shares, if available as a result of unexercised Rights prior to the Expiry Time, subject to certain limitations as set out in the Circular. The company expects to close the Rights Offering on or about April 5, 2023, but in any event no later than April 28, 2023.

Certain of the Glencore Debt is due on March 31, 2023, however, Glencore has confirmed it will: (a) not convert the Convertible Debentures (as defined below); and (b) extend the maturity of the Glencore Debt, in each case until the date that is two business days after the expiry date of the Rights Offering at which time PolyMet will repay the Glencore Debt (as defined below).

The Notice and accompanying Rights direct registration statements (the "Rights DRS") will be mailed to registered Shareholders in the eligible jurisdictions as of the Record Date on or about March 14, 2023. To subscribe for Common Shares, registered Shareholders must mail the completed Rights DRS, together with applicable funds, to the Rights depositary and subscription agent, Computershare Investor Services, Inc., prior to the Expiry Time. Shareholders who hold their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

The Rights Offering, and Glencore's ability and obligation to participate in the Rights Offering, including in respect of the Standby Commitment, is subject to certain conditions.

Further details concerning the Rights Offering, including the terms of the Standby Purchase Agreement, are contained in the company's notice and information circular dated February 27, 2023, which is available on the company's SEDAR profile and in the company's Registration Statement on Form F-10, to be filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov). The foregoing description of certain terms of the Standby Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements to be filed by PolyMet under its profile at www.sedar.com.

* * * * *

This news release does not constitute an offer to sell, nor the solicitation of an offer to buy, the securities in any jurisdiction; nor shall there be any sale of securities mentioned in this news release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

* * * * *

About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a 50:50 joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex.

For more information: www.polymetmining.com

About Glencore and its holdings in PolyMet

Glencore is one of the world's largest global diversified natural resource companies and a major producer and marketer of more than 60 responsibly-sourced commodities that advance everyday life. Through a network of assets, customers and suppliers that spans the globe, Glencore produces, processes, recycles, sources, markets and distributes the commodities that enable decarbonization while meeting the energy needs of today.

Glencore companies employ around 135,000 people, including contractors. With a strong footprint in over 35 countries in both established and emerging regions for natural resources, Glencore marketing and industrial activities are supported by a global network of more than 40 offices.

Glencore's customers are industrial consumers, such as those in the automotive, steel, power generation, battery manufacturing and oil sectors. The company also provides financing, logistics and other services to producers and consumers of commodities.

Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals. It is an active participant in the Extractive Industries Transparency Initiative.

Glencore recognizes its responsibility to contribute to the global effort to achieve the goals of the Paris Agreement. Its ambition is to be a net zero total emissions company by 2050. In August 2021, Glencore increased its medium-term emission reduction target to a 50% reduction by 2035 on 2019 levels and introduced a new short-term target of a 15% reduction by 2026 on 2019 levels.

As at January 31, 2023 Glencore holds 72,008,404 Common Shares, representing approximately 70.8% of the issued and outstanding Common Shares. In addition, Glencore also holds: (i) a purchase warrant (the "2019 Warrant"); (ii) convertible debentures (the "2020 Convertible Debentures") in the aggregate principal amount of US$30,000,000; (iii) a convertible debenture (the "2021 Convertible Debenture") in the aggregate principal amount of US$10,000,000; (iv) convertible debentures (the "2022 Convertible Debentures" in the aggregate principal amount of US$40,000,000, and collectively with the 2020 Convertible Debenture and the 2021 Convertible Debentures, the "Convertible Debentures") in the aggregate principal amount of US$80,000,000; and (v) a promissory note (the "Promissory Note") in the principal amount of US$10,000,000.

Pursuant to the 2019 Warrant, Glencore is entitled to purchase 745,306 Common Shares with an exercise price of US$6.3840.

As stated above, Glencore has confirmed it will: (a) not convert the Convertible Debentures (as defined below); and (b) extend the maturity of the Glencore Debt, in each case until the date that is two business days after the expiry date of the Rights Offering. The following nevertheless sets out Glencore's entitlement if the Convertible Debentures are converted.

As at January 31, 2023, US$3,083,334 in interest had accrued on the 2020 Convertible Debentures. The 2020 Convertible Debentures have a conversion price of US$2.223 per share. Accordingly, as of January 31, 2023, Glencore was entitled to 14,882,291 Common Shares upon conversion of the 2020 Convertible Debentures.

As at January 31, 2023, US$637,361 in interest had accrued on the 2021 Convertible Debenture. The 2021 Convertible Debenture has a conversion price of $3.455 per share. Accordingly, as of January 31, 2023, Glencore was entitled to 3,078,831 Common Shares upon conversion of the 2021 Convertible Debenture.

As at January 31, 2023, US$3,324,779 in interest had accrued on the 2022 Convertible Debentures. The 2022 Convertible Debentures have a conversion price of $2.57 per share. Accordingly, as of January 31, 2023, Glencore was entitled to 16,857,890 Common Shares upon conversion of the 2022 Convertible Debentures.

As at January 31, 2023, US$121,824 in interest had accrued on the Promissory Note.

Assuming exercise of the 2019 Warrant and conversion of the Convertible Debentures, but excluding issuance of Common Shares committed under existing compensation arrangements, Glencore would hold a total of 107,572,721 Common Shares representing approximately 78.4% of the Common Shares on a partially diluted basis (assuming no other Common Shares committed under existing compensation arrangements were issued by PolyMet) with the exercise prices and conversion prices described above.

Any Common Shares to be issued to Glencore in connection with any conversion of the Convertible Debentures or exercise of the 2019 Warrant would be acquired from treasury.

Assuming no other shareholder subscribes for Common Shares under the Rights Offering, following completion of the Rights Offering Glencore will hold 164,615,039 Common Shares, representing approximately 84.7% of the issued and outstanding Common Shares.

For the purposes of this news release, the number and percentages of outstanding Common Shares held by Glencore following completion of the Rights Offering is based on 194,295,238 outstanding Common Shares following the completion of the Rights Offering.

Glencore entered into the Standby Purchase Agreement in the context of its overall investment purposes, as well as discussions and negotiations between PolyMet and Glencore and their respective advisors, which occurred throughout 2022 and 2023. Glencore will continue to review its investment alternatives from time to time and may increase or decrease its equity ownership in PolyMet through the acquisition or sale of additional outstanding Common Shares or other securities of PolyMet through open market or privately negotiated transactions in accordance with applicable securities laws.

Glencore holds Common Shares for investment purposes. Pursuant to an Investor Rights and Governance Agreement, Glencore has the right to participate in future rights offerings of PolyMet and acquire additional Common Shares or other securities.

Glencore has no current intention to take PolyMet private.

Any decision by Glencore to take PolyMet private, and the timing of any such take private will depend on various factors, including: (i) Glencore's ongoing assessment of material capital investment required to deliver on PolyMet's obligations with respect to NewRange Copper Nickel LLC over the near-term; (ii) market conditions, general economic conditions, political conditions, or industry conditions; (iii) trading prices of PolyMet's securities and the ongoing efficacy of publicly listed shares as a channel for financing PolyMet's activities; and (iv) PolyMet's business, financial condition and prospects. Glencore will weigh these factors from time to time to assess whether PolyMet's ability to obtain financing from outside sources justifies the ongoing costs of maintaining its status as a listed public company.

Persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting Glencore at the telephone number and address listed below.

Glencore is providing the information above pursuant to the early warning requirements of applicable Canadian securities laws.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
M: +1 (651) 964-9729
brichardson@polymetmining.com

Charles Watenphul

Tel: +41 41 709 24 62

M: +41 79 904 33 20

charles.watenphul@glencore.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

Martin Fewings

Tel: +41 41 709 28 80

M: +41 79 737 56 42

martin.fewings@glencore.com

PolyMet Disclosures; Forward-Looking Statements

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, the successful closing of the Rights Offering and the company's actual use of proceeds raised under the Rights Offering. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory approvals. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.